UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. _)

1.	Name of the Registrant:

Vaxart, Inc.

2.	Name of Person Relying on Exemption:

Richard John Burgess, Daniel P. Houle, Michael Patrick Kelley, Marc Eustace Pereira, Patrice Raffy, Benjamin Sauv, Mark Silverberg, DDS, MD, Matthew M. Wallace, MD and David Whitney (collectively, the “Concerned Vaxart Stockholders”)

3.	Address of Person Relying on Exemption:

Concerned Vaxart Stockholders
c/o Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

4.	Written Materials. The following written material is attached hereto:

Press release, dated September 18, 2025.

* * *

Written material is submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The soliciting persons do not beneficially own more than $5 million of the class of subject securities of the Issuer and the notice is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote any proxy. The Concerned Vaxart Stockholders are not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by the Concerned Vaxart Stockholders.

PLEASE NOTE: The Concerned Vaxart Stockholders are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

 (Written material follows on next page)

Concerned Vaxart Stockholders Respond to Inadequate Governance Announcements

Believe Elevating W. Mark Watson – who Received only 56% of Votes Cast at Last Annual Meeting – to Lead Independent Director Fails to Deliver Real Reform

Reiterate Intent to Vote Against Reverse Stock Split at September 19th Special Meeting

ATLANTA, September 18, 2025 – Richard John Burgess, Daniel P. Houle, Michael Patrick Kelley, Marc Eustace Pereira, Patrice Raffy, Benjamin Sauv, Mark Silverberg, DDS, MD, Matthew M. Wallace, MD and David Whitney (collectively, the “Concerned Vaxart Stockholders”), who collectively beneficially own more than 2.6 million shares of Vaxart, Inc. (OTC: VXRT) (“Vaxart” or the “Company”), today issued a statement in response to the Company’s appointment of W. Mark Watson as Lead Independent Director of the Company’s Board of Directors (the “Board”) and intent to adopt a stock ownership policy for directors.

The Concerned Vaxart Stockholders simply do not believe that the elevation of Mr. Watson to a leadership position in the boardroom delivers sufficient change to address stockholder concerns. During Mr. Watson’s three-year tenure on the Board, stockholders have endured repeated dilution, governance failures and strategic missteps. We believe designating Mr. Watson as Lead Independent Director conflates title with substance, as true independence requires impartial oversight and freedom from entrenched influence, standards he cannot meet in our view. This appointment underscores the Board’s preference for optics rather than meaningful reform, and further signals that CEO Steven Lo will be elevated to the Chairman role, which we would not support.

While the Board’s stated intent to adopt a director stock ownership policy to better align the Board’s interests with stockholders is a long-overdue step in the right direction, it too fails to deliver meaningful change that long-suffering stockholders deserve. It is troubling to us that the Board announced these insufficient changes seemingly without soliciting input from stockholders.

As a reminder, Vaxart previously claimed it would incorporate “stockholder feedback” into governance reforms; yet, these changes were announced unilaterally, without outreach to the very investors who have consistently called for transparency, accountability and structural reform at the Company. This decision follows the overwhelming rejection of the Company’s proposed reverse stock split at the June 13, 2025 annual meeting of stockholders (twice adjourned after failing to receive stockholder support), apparent rejection of the reverse stock split at the originally scheduled September 5th special meeting and reinforces our concern that the Board will continue to disregard the will of stockholders.

“This appointment does not reflect genuine change,” said Mr. Houle, spokesperson for the Concerned Vaxart Stockholders. “Elevating Mr. Watson while disregarding stockholder voices only widens the trust deficit, as does seemingly perpetuating a misconception that Vaxart can only secure partnerships if it regains its Nasdaq listing via a reverse stock split. The Board should engage constructively with stockholders to chart a viable path forward that rebuilds trust and long-term value, rather than relying on titles and symbolic gestures in an attempt to placate them.”

The Concerned Vaxart Stockholders (1) urge all stockholders to remain vigilant and to continue voting “AGAINST” the reverse stock split proposal, which we believe risks obscuring underlying issues rather than addressing them, and (2) call on the Company to engage in genuine dialogue with its investor base, implement reforms that reflect stockholder priorities and restore credibility through meaningful action rather than optics.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. THE CONCERNED VAXART STOCKHOLDERS ARE NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. THE CONCERNED VAXART STOCKHOLDERS ARE NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contact Information
Daniel Houle
lloyd19791@gmail.com
(518) 222-3132